Exhibit 99.1

Gazit-Globe Ltd.	For additional information:
1 HaShalom Rd.	Gil Kotler,
Tel Aviv, Israel 67892	Senior Executive VP and CFO
+972 3 694 8000

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Year-End and Fourth Quarter 2012 Financial Results

Total investments of NIS 5.7 billion during 2012

FFO and FFO Per Share grew by 32% and 23% respectively, Same Property NOI grew by 3.9%

TEL-AVIV, ISRAEL; March 20, 2013 – Gazit-Globe (TASE: GLOB; NYSE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers announced today its financial results for the year and the fourth quarter ended December 31, 2012.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the year increased by 11% to NIS 3,544 million (US$ 949 million) compared to NIS 3,196 million (US$ 856 million) in 2011

•	FFO for the year increased by 32% to NIS 533 million (US$ 143 million), or NIS 3.23 per share (US$0.87), as compared to NIS 405 million (US$ 108 million), or NIS 2.62 per share (US$ 0.70), in 2011

•	Investments during the year totaled NIS 5.7 billion (US$1.5 billion). The group also recycled capital from the divesture of non core assets in the amount of NIS 1.5 billion (US$ 0.4 billion), and sold the majority of its senior housing platform for a total of NIS 0.9 billion (US$ 0.23 billion)

•	Same Property NOI for the year grew by 3.9% compared to 2011 and occupancy rate as of December 31, 2012 increased to 95.0% from 94.3% as of December 31, 2011

•	Shareholders’ equity as of December 31, 2012 totaled NIS 7,849 million (US$ 2,103 million), or NIS 47.5 per share (US$ 12.72), as compared to NIS 7,310 million (US$1,958 million), or NIS 44.4 per share (US$ 11.89), as of December 31, 2011

•	EPRA NAV per share as of December 31, 2012 was NIS 56.9 (US$ 15.24) compared to NIS49.4 per share (US$ 13.23) as of December 31, 2011

•	As of December 31, 2012, the Group had cash on hand and unutilized revolving credit facilities in the amount of NIS 8.2 billion (US$ 2.2 billion) of which NIS 2.6 billion (US$ 0.7 billion) is at the level of the Company and its fully owned subsidiaries

•	As of December 31, 2012, net debt to total assets (LTV) was 56.1%, compared to 58.0% as of December 31, 2011

•	The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.43 per share (US$ 0.12) payable on April 21, 2013 to shareholders of record as of April 7, 2013, which represents an annualized dividend per share of NIS 1.72 (US$ 0.46)

“During the year our business continued to benefit from favorable trends in many of our key markets, including the U.S., Canada and Europe. Our focus on investing and developing properties in densely-populated urban areas that are supply-constrained and have appealing demographics drove our strong financial performance, including 32% year-over-year increase in FFO and 23% increase in FFO per share.” said Roni Soffer, President of Gazit-Globe “We also strengthened and delevered our balance sheet, and continued to recycle capital within the group, while issuing significant amounts of equity and long term debt. The Group has a high quality portfolio and we are well positioned for growth over the long term as we continue to seize opportunities in the various territories in which we operate.”

Financial Highlights for 2012:

•	Rental income increased by 11% to NIS 5,249 million compared to NIS 4,718 million in 2011

•	NOI for the year increased by 11% to NIS 3,544 million compared to NIS 3,196 million in 2011

•	FFO for the year increased by 32% to NIS 533, or NIS 3.23 per share, as compared to NIS 405 million, or NIS 2.62 per share, in 2011

•	Net income attributable to the Company’s shareholders for the year totaled NIS 957 million, or NIS 5.59 per share, compared to NIS 719 million, or NIS 4.30 per share, in 2011

•	Cash flow from operating activities totaled NIS 1,393 million, compared to NIS 1,126 million in 2011

•	Same-property NOI grew by 3.9%, resulting from an increase of 2.3% in the same-property NOI from North America, a 5.8% increase in same-property NOI from Europe and a 3.5% increase in same-property NOI from Israel

•	Occupancy rate as of December 31, 2012 increased to 95.0% from 94.3% as of December 31, 2011. Occupancy rate as of December 31, 2012 was 94.1% in North America, 96.5% in Europe and 98.6% in Israel

•	The fair value gain from investment property and investment property under development was NIS 1,913 million compared to NIS 1,670 million in 2011

Financial Highlights for the three months ended December 31, 2012:

•	Rental income increased by 10% to NIS 1,370 million compared to NIS 1,248 million in the fourth quarter 2011

•	NOI increased by 7% to NIS 911 million compared to NIS 851 million in the fourth quarter 2011

•	Proportional consolidated NOI increased by 3% to NIS 531 million, compared to NIS 517 million in the fourth quarter 2011

•	FFO increased by 23% to NIS 137 million, or NIS 0.83 per share, as compared to NIS 111 million, or NIS 0.71 per share, in the fourth quarter 2011

•	Net income attributable to the Company’s shareholders totaled NIS 224 million, or NIS 1.34 per share, compared to NIS 269 million, or NIS 1.54 per share, in the fourth quarter 2011

•	Cash flow from operating activities totaled NIS 430 million, compared to NIS 234 million in the fourth quarter 2011

•	The fair value gain from investment property and investment property under development was NIS 441 million compared to NIS 843 million in the fourth quarter 2011

Acquisition, Development and Redevelopment Activities:

During the year, the Group acquired 30 income-producing properties totaling 224 thousand square meters and adjacent land parcels for future development in a total amount of NIS 3,836 million. The Group also invested an amount of NIS 1,856 million in new development and redevelopment projects.

As of December 31, 2012, the Group had 10 properties under development with a gross leasable area of 217 thousand square meters and 24 properties under redevelopment with a gross leasable area of 189 thousand square meters with a total investment of NIS 3,856 million. The additional cost to complete the properties under development and redevelopment totals NIS 1,138 million.

In 2012 the Group completed the arrangement with Gazit America (GAA) and First Capital Realty (FCR). The Company acquired the outstanding common shares of Gazit America not already owned by it and First Capital Realty acquired Gazit America’s medical office and retail properties.

In August 2012 the Company’s privately held subsidiary Royal Senior Care (60%) completed a transaction to sell 12 of its senior housing properties in the U.S. The properties were sold for a total gross consideration of US$ 230 million.

Financing Activities:

•	During 2012, the Group raised NIS 1.8 billion in equity and NIS 6.2 billion in debentures and convertible debentures

•	The average cost of debt during 2012 was 5.2% compared to 5.7% during 2011

•	As of December 31, 2012, net debt to total assets (LTV) was 56.1%, compared to 58.0% as of December 31, 2011

•	During 2012 the credit rating of Atrium was upgraded by S&P and by Fitch to investment grade level of (BBB-) with a stable outlook. The credit rating of First Capital Realty was upgraded by DBRS to BBB (High) and by Moody’s to Baa2 with a stable outlook and the credit rating Equity One was upgraded by Moody’s to Baa2 with a stable outlook

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, March 20, 2013 at 17:00 Israel Time, 5:00 pm Israel Time/ 4:00 pm Central European Time/ 11:00 am Eastern Time, to review the fourth quarter and year-end 2012 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel), or on the Company’s website
www.gazit-globe.com. (Conference ID 12830993)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit Globe owns and operates over 600 properties in more than 20 countries, with a gross leasable area of approximately 6.8 million square meters and a total value of more than $20 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our 2012 Annual Report. For our full 2012 Annual Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,		January 1,
	2012	*) 2011	*) 2011
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,683	1,539	692
Short-term investments and loans	538	770	150
Marketable securities at fair value through profit or loss	87	97	50
Available-for-sale financial assets	14	67	42
Financial derivatives	81	84	110
Trade receivables	744	656	126
Other accounts receivable	216	291	202
Inventory of buildings and apartments for sale	712	697	—
Income taxes receivable	15	14	68

	4,090	4,215	1,440
Assets classified as held for sale	1,482	714	50

	5,572	4,929	1,490

NON-CURRENT ASSETS
Equity-accounted investees	4,713	4,390	3,694
Other investments, loans and receivables	713	308	117
Available-for-sale financial assets	339	314	218
Financial derivatives	929	937	1,087
Investment property	55,465	51,014	41,242
Investment property under development	2,806	2,198	2,266
Non-current inventory	23	23	—
Fixed assets, net	187	157	99
Goodwill	100	101	110
Other intangible assets, net	17	68	10
Deferred taxes	198	160	75

	65,490	59,670	48,918

	71,062	64,599	50,408

*)	Retroactively adjusted due to adoption of new IFRS standards.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,		January 1,
	2012	*) 2011	*) 2011
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	351	453	91
Current maturities of non-current liabilities	2,382	3,525	2,719
Financial derivatives	12	25	37
Trade payables	914	819	302
Other accounts payable	1,256	1,218	842
Advances from customers and buyers of apartments	257	277	—
Income taxes payable	52	53	33

	5,224	6,370	4,024
Liabilities attributed to assets held for sale	168	103	—

	5,392	6,473	4,024

NON-CURRENT LIABILITIES
Debentures	18,500	15,379	13,768
Convertible debentures	1,197	1,121	739
Interest-bearing loans from financial institutions and others	19,433	18,973	14,644
Financial derivatives	472	339	128
Other financial liabilities	346	277	161
Employee benefit liability, net	7	8	2
Deferred taxes	3,066	2,401	1,751

	43,021	38,498	31,193

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	219	218	208
Share premium	3,805	3,787	3,474
Retained earnings	4,699	3,904	3,422
Foreign currency translation reserve	(913)	(728)	(1,313)
Other reserves	60	150	220
Loans granted to purchase shares of the Company	**) —	**) —	(4)
Treasury shares	(21)	(21)	(21)

	7,849	7,310	5,986
Non-controlling interests	14,800	12,318	9,205

Total equity	22,649	19,628	15,191

	71,062	64,599	50,408

*)	Retroactively adjusted due to adoption of new IFRS standards.
**)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2012	*) 2011	*) 2010
	NIS in millions (except for per share data)
Rental income	5,249	4,718	4,147
Property operating expenses	1,705	1,522	1,341

Net operating rental income	3,544	3,196	2,806

Revenues from sale of buildings, land and construction works performed	1,749	1,001	—
Cost of buildings sold, land and construction works performed	1,665	967	—

Gross profit from sale of buildings, land and construction works performed	84	34	—

Gross profit	3,628	3,230	2,806

Fair value gain from investment property and investment property under development, net	1,913	1,670	935
General and administrative expenses	(648)	(733)	(569)
Other income	164	115	21
Other expenses	(47)	(110)	(46)
Group’s share in earnings of equity- accounted investees, net	299	334	171

Operating income	5,309	4,506	3,318
Finance expenses	(2,214)	(2,197)	(1,764)
Finance income	120	72	525

Income before taxes on income	3,215	2,381	2,079
Taxes on income	681	328	390

Net income	2,534	2,053	1,689

Attributable to:
Equity holders of the Company	957	719	831
Non-controlling interests	1,577	1,334	858

	2,534	2,053	1,689

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	5.80	4.65	5.89

Diluted net earnings	5.59	4.30	5.87

*)	Retroactively adjusted due to adoption of new IFRS standards.

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2012	*) 2011	*) 2010	2012	*) 2011
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	957	719	831	224	269

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,913)	(1,670)	(935)	(441)	(843)
Capital loss (gain) on sale of investment property and investment property under development	5	63	(13)	8	22
Impairment of goodwill	—	38	42	—	38
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit and loss	(36)	179	(474)	(147)	74
Adjustments with respect to equity-accounted investees	(43)	(131)	6	77	(7)
Loss from decrease in interest in investees	4	1	4	1	—
Deferred taxes and current taxes with respect to disposal of properties	668	324	382	228	149
Gain from bargain purchase	(134)	(102)	—	—	(18)
Acquisition costs recognized in profit and loss	26	21	21	6	(3)
Loss from early redemption of interest-bearing liabilities	147	14	4	132	21
Non-controlling interests’ share in above adjustments	685	646	273	83	337

Nominal FFO	366	102	141	171	39

Additional adjustments:
CPI and exchange rate linkage differences	94	133	115	(40)	(15)
Depreciation and amortization	16	15	14	4	4
Adjustments with respect to equity-accounted investees	2	67	(9)	(13)	30
Other adjustments[1]	55	88	98	15	53

FFO according to the management approach	533	405	359	137	111

FFO according to the management approach per share (in NIS)	3.23	2.62	2.54	0.83	0.71

Number of shares used in the FFO calculation[2] (in thousands)	164,912	154,456	141,150	165,136	155,817

*)	Retroactively adjusted due to the adoption of new IFRS standards.

[1]	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extra ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property, also, with regard to the periods that are presented in 2011 and 2010 above, the data include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors.
[2]	Number of issued shares (weighted average for the period).